March 16, 2011

Filed Via EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Jackson National Separate Account - I ("Registrant") of Jackson National Life Insurance Company
(File Nos. 811-08664 and File No. 333-_________)

Commissioners:

On behalf of the above-referenced Registrant, attached for electronic filing under the Securities Act of 1933, as amended, is a registration statement on Form N-4 ("Form N-4 Registration Statement").

The Registrant is requesting selective review.  The prospectus contained in the Form N-4 Registration Statement (the “Prospectus”) is substantially similar to the prospectus contained in the amendment to the registration statement on Form N-4 filed on November 18, 2010 by Registrant (File Nos. 333-119656 and 811-08664) (the "Prior Filing"). That prospectus has been the subject of review and comment by the Staff in connection with the Prior Filing. Pursuant to comments by the Staff, the prospectus is now being filed in a separate N-4 registration statement. For the convenience of the Staff and to avoid duplicative review, Registrant notes that the Prospectus includes the changes made as the result of the Staff’s comments on March 3, 2011when  it was included in the Prior Filing.

The primary difference between the Prospectus and the prospectus contained in the Prior Filing is that the Prospectus includes disclosure reflected in the prospectuses contained in the amendment to the registration statement on Form N-4 filed on January 18, 2011by Registrant (File Nos. 333-70472 and 811-08664) (the “Template Filing) and described in the letter request submitted on February 7, 2011 pursuant to Rule 485(b)(1)(vii) (the “Template Request”).

Under separate cover to the Staff reviewer, we are providing a courtesy copy of the Prospectus marked to show changes from the prospectus contained in the Prior Filing.

In accordance with Rule 461 under the 1933 Act, Registrant and Jackson National Life Distributors LLC, the Registrant's principal underwriter, are submitting herewith a request for acceleration of the effective date to March 23, 2011, of the Form N-4 Registration Statement that acknowledges Registrant’s and Jackson National Life Distributors LLC’s obligations and includes the so-called Tandy language.

If you have any questions, please call me at (517) 367-3872, or Joan E. Boros, Jorden Burt LLP at (202) 965-8150.

Yours truly,

FRANK JULIAN

Frank Julian
Associate General Counsel

Cc:           Ellen Sazzman
Joan E. Boros

March 16, 2011

FILED VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:           Jackson National Life Insurance Company
Jackson National Separate Account - I ("Registrant")
Registration Statement on Form N-4
(File Nos. 811-08664 and 333-______) Filed on March 16, 2011
(the "Registration Statement”)

Dear Commissioners:

Registrant and the undersigned principal underwriter, Jackson National Life Distributors LLC, hereby request, pursuant to Rule 461 under the Securities Act of 1933, that the Commission declare the Registration Statement  effective on March 23, 2011,  or as soon prior to or thereafter as practicable.

To our knowledge, no distribution of copies of the Registration Statement or the prospectus included therein has been made to prospective investors.  Distributions thereof have been made only for purposes of internal use by Registrant and for regulatory filings.

Registrant and the principal underwriter represent that their request is consistent with the public interest and the protection of investors.

Registrant hereby also acknowledges, as required by the Commission, as follows:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Jackson National Separate Account - I                                                                           Jackson National Life Distributors LLC

By: s/______THOMAS J. MEYER__                                                                           By: s/___THOMAS J. MEYER______
Thomas J. Meyer                                                                          Thomas J. Meyer
Senior Vice President,                                                                                 Manager and Secretary
General Counsel, Secretary
and Director